UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

Grill Concepts, Inc.

(Name of the Issuer)

Grill Concepts, Inc.

Philip Gay

Michael Weinstock

Robert Spivak

Glenn Golenberg

Stephen Ross

Bruce Schwartz

Rudolph Borneo

Wayne Lipschitz

John Sola

Louis Feinstein

(Name of Persons Filing Statement)

Common Stock, $0.00004 par value per share

(Title of Class of Securities)

398502203

(CUSIP Number of Class of Securities)

Philip Gay

President and Chief Executive Officer

Grill Concepts, Inc.

6300 Canoga Avenue, Ste 1700

Woodland Hills, California 91367

(818) 251-7000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Michael W. Sanders, Esq.

20333 S.H. 249, Suite 600

Houston, Texas 77070

(832) 446-2599

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (*)	Amount of Filing Fee (**)
$22,832	$0.90

(*)	Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 15,221 shares of common stock for $1.50 per share in cash in lieu of issuing fractional shares to holders of less than 35 shares of common stock after the proposed reverse/forward stock split.

(**)	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $22,832 by .0000393.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0.90 Filing Party: Grill Concepts, Inc.

Form or Registration No.: Schedule 13E-3 Date Filed: December 10, 2008

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) filed on December 10, 2008 by Grill Concepts, Inc., a Delaware corporation (the “Company”), in connection with a proposed transaction to deregister its shares of common stock, $0.00004 par value per share (the “Common Stock”), under the federal securities laws and to delist its shares of Common Stock from the Nasdaq Capital Market. At a special meeting of stockholders, the Company’s stockholders of record will vote on approval of an amendment to the Company’s Certificate of Incorporation to effect a 1-for-35 reverse stock split immediately followed by a 35-for-1 forward stock split of the Common Stock.

This Amendment No. 1 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s amended preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name of the subject company is Grill Concepts, Inc, a Delaware corporation. The Company’s principal executive offices are located at 6300 Canoga Avenue, Suite 1700, Woodland Hills, California 91367. The Company’s telephone number is (818) 251-7000.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.00004 par value per share, of which 8,807,730 shares were outstanding as of November 28, 2008.

(c) Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. The Company has not purchased any subject securities during the two years preceding the date of the filing of this Schedule 13E-3.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY – The Filing Persons” incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Directors and Executive Officers” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” “— Treatment of Beneficial Holders (stockholders holding shares in street name),” and “— Material Federal Income Tax Consequences;” and SPECIAL FACTORS — Effects of the Transaction,” “— Fairness of the Transaction,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — No Appraisal or Dissenters’ Rights;” and “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Transaction” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. Not Applicable.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction at the Special Meeting;” and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” “and “— Stockholder Approval” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effective Date” is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Effects of the Transaction,” “— Nasdaq Capital Market Listing; Pink Sheets Listing,” “— Fairness of the Transaction,” and “— Conduct of the Company’s Business After the Transaction” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction” and “— Background of the Transaction” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Transaction,” and “— Alternatives to the Transaction” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” and “— Material Federal Income Tax Consequences;” and “SPECIAL FACTORS — Purpose and Reasons for the Transaction,” “— Effects of the Transaction,” “— Nasdaq Capital Market Listing; Pink Sheets Listing,” “— Conduct of the Company’s Business After the Transaction,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Special Committee and Board of Directors Recommendations of the Transaction,” “— Reservation of Rights,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interest of Officers, Directors, and Certain Affiliates Persons,” and “— Vote Required for Approval of the Transaction at the Special Meeting;” and “SPECIAL FACTORS — Fairness of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c) Availability of Documents. The full text of the fairness opinion of Morgan Joseph & Co., Inc. (“Morgan Joseph”) dated December 8, 2008, is attached as Annex B to the Proxy Statement. Each of the fairness opinion of Morgan Joseph and the Valuation Presentation of Morgan Joseph dated December 8, 2008 is also available for inspection and copying at the Company’s principal executive offices, 6300 Canoga Avenue, Suite 1700, Woodland Hills, California 91367.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Effects of the Transaction,” “—Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote required for Approval of the Transaction at the Special Meeting;” “SPECIAL FACTORS — Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote required for Approval of the Transaction at the Special Meeting;” and “SPECIAL FACTORS — Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

Item 13.	Financial Statements

(a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 30, 2007, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2008. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” and “ — Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(b) Pro forma Information. None

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendation. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

Item 15.	Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(i) Notice of Meeting and Preliminary Proxy Statement of the Company (incorporated herein by reference to the Company’s Schedule 14A filed with the Securities and Exchange Commission on December 9, 2008).

(a)(ii) Annual financial statements for the years ended December 30, 2007 and December 31, 2006 of Grill Concepts, Inc. appearing in the Annual Report on Form 10-K for the fiscal year ended December 30, 2007 (filed with the SEC on April 4, 2008 and incorporated herein by reference).

(a)(iii) Interim financial statements for the nine months ended September 28, 2008 of Grill Concepts, Inc. appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2008 (filed with the SEC on November 12, 2008 and incorporated herein by reference).

(b) Not applicable

(c)(i) Opinion of Morgan Joseph dated December 8, 2008 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(ii) Presentation dated December 8, 2008 of Morgan Joseph to the Board of Directors of the Company (incorporated by reference to Exhibit (c)(ii) to the Company’s initial Schedule 13E-3. File No. 005-51213, dated December 10, 2008).

(c)(iii) Presentation dated November 2008 of Morgan Joseph to the Board of Directors of the Company.

(d) Not applicable

(f) Not applicable

(g) Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GRILL CONCEPTS, INC.

	By:	/s/ Philip Gay
Philip Gay
President and Chief Executive Officer
Dated: January 15, 2009

/s/ Philip Gay		/s/ Michael Weinstock
Philip Gay		Michael Weinstock

/s/ Robert Spivak		/s/ Glenn Golenberg
Robert Spivak		Glenn Golenberg

/s/ Stephen Ross		/s/ Bruce Schwartz
Stephen Ross		Bruce Schwartz

/s/ Rudolph Borneo		/s/ Wayne Lipschitz
Rudolph Borneo		Wayne Lipschitz

/s/ John Sola		/s/ Louis Feinstein
John Sola		Louis Feinstein